UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                           SEC File Number: 000-50216
                             CUSIP Number: 005208103

(Check one): [ X ]Form 10-K  [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D
             [   ]Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2006

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR
[ ]   For the Transition Period Ended:

________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
________________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION

                                  ADA-ES, Inc.
                             Full Name of Registrant
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                                       N/A
                            Former Name if Applicable
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                           8100 SouthPark Way, Unit B,
            Address of Principal Executive Office (Street and Number)
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                         Littleton, Colorado 80120-4525
                            City, State and Zip Code
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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [ X ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qor subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The audit of ADA-ES, Inc. is not yet completed and cannot be completed by the required filing date of March 16, 2007 without unreasonable cost and effort.

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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mark McKinnies                      (303)               734-1727
         --------------                     ---------            --------
              (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
identify report(s). [ X ] Yes     [   ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
[ X ]  Yes    [   ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues from continuing operations for the fiscal year ending December 31, 2006 will show a significant increase from revenues reported for the 2005 fiscal year. We estimate that net sales revenues will total approximately $15,488,000 for 2006 versus $11,028,000 in 2005, representing an increase of approximately 40%. The net sales increase was a result of an increase in revenue in our Mercury Emissions Control (MEC) segment for 2006 of approximately $4,823,000 (55%), with a concurrent decrease in revenue for our Flue Gas Conditioning (FGC) and Other Activities segment by ($363,000) (16%).

     Net income from continuing operations will show a decrease of approximately $286,000 for 2006 over 2005, to approximately $377,000 from $663,000. This was the result of an increase in cost of revenues for the MEC segment of approximately $2,704,000 in 2006, as compared to the same period in 2005, primarily as a result of the increased revenue generating activities noted above, and an increase on the cost of revenues for the FGC and other segment of $137,000 in 2006, as compared to 2005 as a result of increased costs for development projects included in this segment. Other significant contributors to the decrease in net income from continuing operations were an increase in general and administrative expenses by $1,668,000 or 67% to $4,170,000 in 2006 over 2005, an increase in research and development expenses by $487,000 or 50% in 2006 as compared to 2005. Finally, although not included in income from continuing operations, we incurred $411,000 of expenses related to our M&A activities in 2006, which was offset by interest and other income of $909,000 in 2006, as compared to $357,000 for 2005, which was due to an increase in invested balances and increasing interest rates.

     Net income per common share basic and diluted is expected to be $0.07 in 2006 compared to $0.13 in 2005. Net income per diluted share was calculated on 12% more shares outstanding due to a 790,000-share private equity placement commenced in October 2005 for which the shares were not issued until 2006.

     The following sets forth a summary in tabular format of our anticipated income statement data for 2006 as compared to 2005:

                                                                Year Ended
                                                               December 31,
                                                          ----------------------
                                                            2006        2005
                                                          --------     ---------
REVENUE:
    Mercury emission control                              $ 13,607     $  8,784
    Flue gas conditioning and other                          1,881        2,244
                                                          --------     --------
         Total net revenues                                 15,488       11,028

COST OF REVENUES
    Mercury emission control                                 8,426        5,722
    Flue gas conditioning and other                          1,156        1,019
                                                          --------     --------
             Total cost of revenues                          9,582        6,741
                                                          --------     --------

GROSS MARGIN                                                 5,906        4,287

OTHER COSTS AND EXPENSES:
    General and administrative                               4,170        2,502
    Research and development                                 1,464          977
    Depreciation and amortization                              284          157
                                                          --------     --------
         Total other costs and expenses                      5,918        3,636

OPERATING INCOME (LOSS)                                        (12)         651

OTHER INCOME (EXPENSE):
    Other expense and interest                                (412)          (9)
    Interest and other income                                  909          357
                                                          --------     --------
             Total other income                                497          348
                                                          --------     --------

INCOME BEFORE TAX                                              485          999

PROVISION FOR TAX EXPENSE                                     (108)        (336)
                                                          --------     --------

NET INCOME                                                     377          663

UNREALIZED GAINS AND (LOSSES) ON CERTAIN
    INVESTMENTS IN DEBT AND EQUITY SECURITIES,
    NET OF TAX                                                 134           (1)
                                                          --------     --------
COMPREHENSIVE INCOME                                      $    511     $    662
                                                          ========     ========

NET INCOME PER COMMON SHARE - BASIC AND DILUTED $              .07     $    .13
                                                          ========     ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                   5,624        4,966
                                                          ========     ========
WEIGHTED AVERAGE DILUTED COMMON SHARES
OUTSTANDING                                                  5,729        5,137
                                                          ========     ========

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                                  ADA-ES, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 14, 2007            By: /s/ Mark H. McKinnies
                                    -------------------------------------------
                                        Mark H. McKinnies, Senior Vice President
                                        and Chief Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)


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Index to Exhibits

Exhibit No.                         Description
----------              -------------------------------------------------------
   99.1                 Independent Registered Public Accounting Firm Statement